Exhibit 99.1

RedCloud Signs India MOUs to Deploy Its RAID and CORE Engines Targeting 11 Apparel Brands, 25,000+ SKUs and 1,250+ Buyer Points

London and Delhi — August 12, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) today announced two Memoranda of Understanding (the “MOUs”) to deploy its RedAI infrastructure — powered by RedCloud’s forthcoming RAID (Realtime AI for Distribution) prediction engine and CORE (Compounding Operating Runtime Engine) trade-execution engine — across the apparel, footwear and lifestyle distribution operations of Dheer Marketing India Pvt. Ltd. and Klakshya Marketing Private Limited. Together the two programs target 11 priority brands, more than 25,000 active SKUs and over 1,250 retail, wholesale, distributor and institutional buyer points across India.

Under the data agreement announced on June 26, 2026, RedCloud has begun ingesting both businesses’ commercial data into RedAI’s Data Foundation. Before cleaning and classification, RedAI has received over 300,000 orders from January 2020 to May 2026, covering 526 institutional buyers — including major institutional and canteen procurement networks — across 192 locations and 11,810 SKUs from four consumer brands.

RAID, which RedCloud expects to launch in the near future, is built on RedCloud’s proprietary Data Foundation, representing $6.9 billion in FMCG trading data gathered across categories and countries since 2023, and is designed to convert fragmented trade, inventory and channel data into real-time forecasts of what will sell, where inventory is trapped and where commercial intervention is required.

The Company believes India’s apparel and footwear markets — estimated at approximately $117 billion1 and $20 billion2 respectively — are among the most fragmented segments in consumer goods. That fragmentation is believed to drive lost sales, blocked inventory, stock-outs and inefficient working capital that SKU-level intelligence is intended to address.

Under the Dheer Marketing India MOU, the initial deployment targets 5 priority brands, 10,000+ active SKUs and 500+ buyer points across a 15-location network, with definitive commercial agreements targeted by September 2026. Under the Klakshya Marketing MOU, the initial program targets 6 priority brands, 15,000+ active SKUs, 750+ commercial endpoints and 20+ product categories and a 90-day program measuring inventory, availability, forecasting and working-capital efficiency, with definitive agreements targeted for completion in Q4 2026.

Justin Floyd, Chief Executive Officer and Co-Founder of RedCloud, said:

“We built RAID to predict and CORE to act — for markets exactly like India, vast, fast-moving and fragmented. This is where we’ll put them to work at scale, and where we intend to become the intelligence layer delivering decision intelligence and operating underneath the market’s apparel and footwear trade.”

Lovelesh Goel, Chairman and Chief Executive Officer, Dheer Marketing India Pvt. Ltd. and Director, Klakshya Marketing Private Limited, said:

“Together with RedCloud, we are moving beyond partnership discussions into operational deployment across a meaningful live commercial environment spanning both of our distribution businesses — initially targeting 11 brands, more than 25,000 SKUs and over 1,250 retail and buyer points. This is not a small technology pilot. Our objective is measurable commercial transformation: turning real sales, inventory and product-movement data into predictive intelligence that improves demand visibility, reduces avoidable stock-outs, improves sell-through, releases working capital and materially improves how brands make decisions.”

Footnotes:

1. Expert Market Research, India Clothing Market Size, Share & Growth Report, US$116.64 billion (2025).

2. IMARC Group / SkyQuest, India Footwear Market, US$20.67 billion (2025).

About RedCloud Holdings plc

RedCloud’s mission is to build the intelligence infrastructure of global trade, through generation and aggregation of proprietary trading and market data from across the FMCG industry through its RedAI infrastructure and associated products (“RedAI”). RedCloud provides market intelligence based on proprietary trading data across categories in each of its markets. The Company also delivers a trading infrastructure and related products for use by its customers, to enable intelligent digital exchange of everyday consumer supplies of FMCG products across business supply chains, supported by a payments and lending ecosystem intended to streamline trade.

RedCloud is a British company registered in London, co-founded by serial entrepreneur Justin Floyd and Soumaya Hamzaoui. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Note on program targets

The brand, SKU, endpoint and location figures set out above are initial program and deployment targets recorded in the respective Memoranda of Understanding. They are not current connected volumes and do not represent customer commitments or revenue.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the planned launch of RAID and CORE, the deployment of RedAI, RAID and CORE within Dheer Marketing India and Klakshya Marketing, the targeted scope of those deployments, the expected timing and completion of definitive commercial agreements, the ability of RAID to deliver predictive intelligence and measurable commercial outcomes, and the potential extension of these programs to additional brands, categories and channels in India. Forward-looking statements are identified by words such as “expects,” “intends,” “anticipates,” “believes,” “plans,” “targets,” “may,” “could,” “should,” and similar expressions. RedCloud’s RAID intelligence engine and CORE execution engine have not yet been commercially launched, and there is no assurance as to the timing of their launch. The Memoranda of Understanding are non-binding and there is no assurance that definitive agreements will be executed, that deployment will reach the targeted scope, or that any revenue will result. The counterparties are related parties of RedCloud, as described above. Actual results may differ materially as a result of risks including, without limitation, the risk factors set forth in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise any forward-looking statements except as required by law.

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